UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-12619

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

RALCORP HOLDINGS, INC.
SUITE 2900
800 MARKET STREET
ST. LOUIS, MISSOURI 63101

RALCORP HOLDINGS, INC.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments	$233,020,011	$205,721,296
Employer contributions receivable	-	8,120
Total assets	233,020,011	205,729,416

Liabilities
Fees payable	14,847	14,338
Corrective distributions payable	291,156	-
Total liabilities	306,003	14,338

Net Assets Available for Benefits	$232,714,008	$205,715,078

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004

Additions
Investment income:
Interest and dividend income	$7,096,848	$5,224,453
Net appreciation in fair value of investments	976,157	20,761,417
	8,073,005	25,985,870
Contributions:
Employer	4,002,747	4,259,204
Participants	10,432,945	10,364,719
	14,435,692	14,623,923

Total additions	22,508,697	40,609,793

Deductions
Benefits paid	14,109,143	9,386,757
Corrective distributions	291,156	-
Other deductions	113,655	111,422

Total deductions	14,513,954	9,498,179

Net Increase in Net Assets before Transfers	7,994,743	31,111,614

Transfers
Asset transfers in	19,004,187	-

Net Increase in Net Assets Available for Benefits	26,998,930	31,111,614

Net Assets Available for Benefits:
Beginning of year	205,715,078	174,603,464
End of year	$232,714,008	$205,715,078

See the accompanying Notes to Financial Statements.

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Notes to Financial Statements

Note 1 - Description of Plan

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries to enable them to share in the Company’s performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as to meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA’s minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation.

Eligibility. All regular sales, administrative and clerical employees, and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll in the United States are eligible to participate to the extent permitted by the Plan or applicable law. Employees are generally eligible at date of hire. At December 31, 2005 and 2004, there were a total of 5,415 and 4,584 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company’s Board of Directors (the Board), the Company’s Benefits Administration Committee has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company’s Employee Benefit Trustees Committee (the EBTC) as having certain rights and obligations to control and manage plan assets, to select investment funds available for investment by plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of plan assets.

Plan Contributions. In 2005, participants could make maximum contributions to the Plan equal to the lesser of $42,000 or 50% of their compensation for that year. The pre-tax contribution amount was limited to $14,000 for 2005, and a catch-up contribution for individuals aged 50 or over was limited to $4,000 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 50% of their compensation, in 1% increments, on a pre-tax basis.

Participant contributions may be invested in any of the available investment funds. Participant contributions and earnings thereon are vested and non-forfeitable from the time made.

The Company contributes 100% of the first 3% of pay contributed and 50% of the next 3% of pay contributed for certain employees with more than two but less than fifteen years of service. For certain employees with more than fifteen years of service, the Company matches 100% of the first 6% of pay contributed. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service by the participant.

Employees of several of the Company’s production facilities are subject to different pre-tax limits and matching contribution levels. In addition, certain production employees receive non-matching Company contributions.

Investment of Funds. All contributions will be deposited by the Company in trust funds held by Vanguard Fiduciary Trust Company or any successor trustee selected by the EBTC. The value of the trust funds change according to increases or decreases in market value of the assets, gain or loss on sale of assets, and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. During the plan years ended December 31, 2005 and 2004, participants were able to allocate their contributions among the following investment options: Royce Total Return Fund, Vanguard 500 Index Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund, Vanguard Federal Money Market Fund, Vanguard International Growth Fund, Vanguard PRIMECAP Fund, Vanguard REIT Index Fund, Vanguard Small-Cap Index Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, and the Ralcorp Stock Fund.

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to the participant or to the participant’s beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives regarding the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited are used to reduce Company matching contributions required under the Plan. Forfeitures, net of amounts restored, during the years ended December 31, 2005 and 2004 were $62,219 and $50,141, respectively.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officers of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant’s account shall automatically vest. Under the Plan, a participant may elect from several alternative rules regarding the timing and nature of distribution.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements are prepared using the accrual basis of accounting, with the exception of benefit payments, which are recorded upon distribution.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments. Plan investments in common stock, collective trusts, and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the plan year. Interest income is recognized as earned, and dividend income is recognized on the ex-dividend date. Participant loans are valued at cost, which approximates fair value. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Ralcorp Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of Ralcorp common stock plus any uninvested cash position). Purchases and sales of investments are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain (loss) is the difference between sale proceeds and historical cost using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the plan year and the market value of the same investment at the beginning of the plan year or at its acquisition date if acquired during the plan year. Capital gain distributions are included in dividend income.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 - Investments

The Plan’s investments are held in a trust fund. The following table presents the carrying value of investments.
	December 31,
	2005	2004
Investments at Fair Value as Determined by
Quoted Market Price
Common stock:
Ralcorp Holdings, Inc.	$37,604,364	$39,930,589
Mutual funds:
Royce Total Return Fund	1,507,249	308,440
Vanguard 500 Index Fund	39,335,510	36,644,743
Vanguard Explorer Fund	13,735,536	14,523,093
Vanguard Extended Market Index Fund	1,929,827	805,492
Vanguard Federal Money Market Fund	19,460,876	18,997,973
Vanguard International Growth Fund	10,304,047	7,318,616
Vanguard PRIMECAP Fund	7,803,409	1,590,408
Vanguard REIT Index Fund	2,563,196	1,578,012
Vanguard Small-Cap Index Fund	1,325,629	736,010
Vanguard Total Bond Market Index Fund	10,394,221	8,278,994
Vanguard Total International Stock Index Fund	2,045,045	620,912
Vanguard Wellington Fund	26,075,596	22,828,675
Vanguard Windsor II Fund	27,685,477	25,114,596
Common/collective trusts:
Vanguard Retirement Savings Trust	22,832,458	19,793,244
	224,602,440	199,069,797
Investments at Cost which Approximates Fair Value
Participant loans	8,417,571	6,651,499
	$233,020,011	$205,721,296

During 2005 and 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:
	December 31,
	2005	2004
Investments at Fair Value as Determined by
Quoted Market Price
Common stock	$(1,833,815)	$10,093,951
Mutual funds	2,809,972	10,667,466
	$976,157	$20,761,417

Note 4 - Related Party Transactions

Certain plan investments are shares of Ralcorp common stock. Ralcorp is the plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 2005, these shares had a total cost of $20,004,578 and market value of $37,604,364. At December 31, 2004, these shares had a total cost of $17,832,115 and market value of $39,930,589. During 2005, the Plan purchased $13,806,644 and sold $14,299,053 of such assets. During 2004, the Plan purchased $11,266,198 and sold $11,020,305 of such assets.

Certain Plan investments are shares of mutual funds managed and/or held by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 2005, these shares had a total cost of $170,092,423 and market value of $186,998,076. At December 31, 2004, these shares had a total cost of $142,744,206 and market value of $159,139,208. During 2005, the Plan purchased $64,126,798 and sold $39,077,902 of such assets. During 2004, the Plan purchased $53,326,717 and sold $43,939,009 of such assets. Administrative fees paid to Vanguard by the Plan amounted to $113,114 and $107,654 for the years ended December 31, 2005 and 2004, respectively.

Note 5 - Income Tax Status

The Plan has received a favorable determination letter dated July 6, 2005 from the Internal Revenue Service as a qualified plan exempt from income tax under the Internal Revenue Code. Participants’ basic contributions, Company matching contributions, and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions were allowed to be made from a participant’s after-tax compensation prior to April 1, 2001. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

Note 6 - Asset Transfers

On December 3, 2003, the Company completed the purchase of Value Added Bakery Holding Company, also known as Bakery Chef. Assets totaling $19,004,187 related to participants’ balances in The Bakery Chef 401(k) Plan and The Bakery Chef 401(k) Plan for Non-Union Employees were merged into the Ralcorp Holdings, Inc. Savings Investment Plan on December 29, 2005. Accordingly, that amount was reported in “Asset transfers in” in the accompanying financial statements for the year ended December 31, 2005.

SUPPLEMENTAL SCHEDULE

RALCORP HOLDINGS, INC.
SAVINGS INVESTMENT PLAN
Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

* The Vanguard Group	Royce Total Return Fund	$1,507,249
* The Vanguard Group	Vanguard 500 Index Fund	39,335,510
* The Vanguard Group	Vanguard Explorer Fund	13,735,536
* The Vanguard Group	Vanguard Extended Market Index Fund	1,929,827
* The Vanguard Group	Vanguard Federal Money Market Fund	19,460,876
* The Vanguard Group	Vanguard International Growth Fund	10,304,047
* The Vanguard Group	Vanguard PRIMECAP Fund	7,803,409
* The Vanguard Group	Vanguard REIT Index Fund	2,563,196
* The Vanguard Group	Vanguard Small-Cap Index Fund	1,325,629
* The Vanguard Group	Vanguard Total Bond Market Index Fund	10,394,221
* The Vanguard Group	Vanguard Total International Stock Index Fund	2,045,045
* The Vanguard Group	Vanguard Wellington Fund	26,075,596
* The Vanguard Group	Vanguard Windsor II Fund	27,685,477
	Total Investment in Shares in
	Registered Investment Company	164,165,618

* The Vanguard Group	Vanguard Retirement Savings Trust	22,832,458

* Participants	Loans at 5.00% - 10.50% maturing
	January 2006 through June 2011	8,417,571

* Ralcorp Holdings, Inc.	Common Stock	37,604,364

	Total Investments	$233,020,011

                         * Party in interest

(on PricewaterhouseCoopers letterhead)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ralcorp Holdings, Inc. Savings Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/PricewaterhouseCoopers LLP
St. Louis, Missouri
June 29, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RALCORP HOLDINGS, INC.
EMPLOYEE BENEFIT TRUSTEES COMMITTEE

By: /s/ T. G. Granneman
T. G. Granneman, Chairman
Ralcorp Holdings, Inc.
Employee Benefit Trustees Committee

June 29, 2006

EXHIBIT INDEX

Exhibits

23	Consent of Independent Registered Public Accounting Firm